Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-263593 and 333-263725

PROSPECTUS SUPPLEMENT NO. 6

(TO PROSPECTUS DATED MAY 1, 2024)

Imperial Petroleum Inc.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 1, 2024 (“Prospectus”), of Imperial Petroleum Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration Nos. 333-263593 and 333-263725), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on December 3, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 3, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Imperial Petroleum Inc. dated December 2, 2024, announcing its financial and operating results for the three and nine months ended September 30, 2024.

EXHIBIT INDEX

99.1	Imperial Petroleum Inc. Press Release dated December 2, 2024

*****

This report on Form 6-K, including exhibit 99.1 hereto other than the section entitled “CEO, Harry Vafias, Commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663), Post Effective Amendment No. 1 to Form F-1 on Form F-3 Registration Statement (Reg. No. 333-266031) and Registration Statements on Form S-8 (Reg. Nos. 333-275745 and 333-278813), including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2024

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer

Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS THIRD QUARTER AND NINE MONTHS 2024 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, December 2, 2024—IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 65.6% in Q3 24’ versus 70.5% in Q3 23’.

•

Increased idle time in Q3 24’ compared to the same period of last year mainly due to seasonal factors, the drydocking of a product tanker and the minor incident of one of our product tankers which, remained off hire for the whole of Q3 24’.

•	Spot activity in Q3 24’ in the order of 65.7%, reduced compared to previous quarter, due to a rise in tanker time charter activity.

•	Revenues of $33.0 million in Q3 24’ compared to $29.4 million in Q3 23’ equivalent to a 12.2% increase.

•	Net income of $10.1 million in Q3 24’ compared to $12.1 million in Q3 23’.

•	Adjusted net income of $10.9 million in Q3 24’ versus $4.5 million in Q3 23’ up by $6.4 million or 142.2%.

•	Cash and cash equivalents including time deposits slightly below $200 million as of September 30, 2024 versus $126 million as of September 30, 2023- equivalent to a 58.7% rise.

•	For the 9M 24’ period our total net income was $46.2 million while our operating cash flows amounted to $68.0 million.

Third Quarter 2024 Results:

•

Revenues for the three months ended September 30, 2024 amounted to $33.0 million, an increase of $3.6 million, or 12.2%, compared to revenues of $29.4 million for the three months ended September 30, 2023, primarily due to an increase in voyage days by 19.5% (145 days) attributed mainly to the increase of our average number of vessels by 1.27 vessels along with improved revenue stemming from product tankers as three product tankers underwent drydocking in Q3 23’.

•

Voyage expenses and vessels’ operating expenses fo r the three months ended September 30, 2024 were $13.0 million and $7.2 million, respectively, compared to $12.6 million and $6.1 million, respectively, for the three months ended September 30, 2023. The $0.4 million increase in voyage expenses is mainly attributed to the increase in bunkers consumption due to increase in spot days by 11.3% and to expenses incurred in connection with the EU Emission Allowances (EUAs) in order to meet our obligation arising from the CO2 emissions as a result of the new EU regulations entered into force starting from January 1, 2024. The increase was partially offset by the decrease in port expenses due to change in trade routes and therefore, decreased transit through the Suez Canal. The $1.1 million increase in vessels’ operating expenses was primarily due to the increased size of our fleet by an average of 1.27 vessels.

•

Drydocking costs for the three months ended September 30, 2024 and 2023 were $0.9 million and $2.8 million, respectively. This decrease is due to the fact that during the three months ended September 30, 2024, one of our product tankers underwent drydocking while in the same period of last year three of our product tankers underwent drydocking.

•	General and administrative costs for the three months ended September 30, 2024 and 2023 were $1.2 million and $1.3 million, respectively.

•	Depreciation for the three months ended September 30, 2024 and 2023 was $4.3 million and $3.5 million, respectively. The change is attributable to the increase in the average number of our vessels.

•	Management fees for the three months ended September 30, 2024 and 2023 were $0.4 million.

•

Net gain on sale of vessel for the three months ended September 30, 2024 and 2023 were nil and $8.2 million, respectively. In the three months ended September 30, 2023, the net gain on sale of vessel was related to the sale of the Aframax tanker Afrapearl II (ex. Stealth Berana) to C3is Inc., a related party.

•

Interest income for the three months ended September 30, 2024 was $2.3 million as compared to $1.7 million for the three months ended September 30, 2023. The $0.6 million increase is mainly attributed to a higher amount of funds placed under time deposits.

•

Foreign exchange (loss)/gain for the three months ended September 30, 2024 was $1.7 million gain as compared to $0.8 million loss for the three months ended September 30, 2023. The $2.5 million increase in gain is mainly attributed to fluctuations in exchange rates in key currencies mainly from funds placed under time deposits on foreign currency.

•

As a result of the above, for the three months ended September 30, 2024, the Company reported net income of $10.1 million, compared to net income of $12.1 million for the three months ended September 30, 2023. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended September 30, 2024. The weighted average number of shares of common stock outstanding, basic, for the three months ended September 30, 2024 was 31.4 million. Earnings per share, basic and diluted, for the three months ended September 30, 2024 amounted to $0.29 and $0.27, respectively, compared to earnings per share, basic and diluted, of $0.56 and $0.43, respectively, for the three months ended September 30, 2023.

•

Adjusted net income[1] was $10.9 million corresponding to an Adjusted EPS[1], basic of $0.32 for the three months ended September 30, 2024 compared to an Adjusted net income of $4.5 million corresponding to an Adjusted EPS, basic, of $0.19 for the same period of last year.

•	EBITDA[1] for the three months ended September 30, 2024 amounted to $12.2 million, while Adjusted EBITDA[1] for the three months ended September 30, 2024 amounted to $13.0 million.

•	An average of 10.4 vessels were owned by the Company during the three months ended September 30, 2024 compared to 9.1 vessels for the same period of 2023.

Nine months 2024 Results:

•

Revenues for the nine months ended September 30, 2024 amounted to $121.3 million, a decrease of $32.5 million, or 21.1%, compared to revenues of $153.8 million for the nine months ended September 30, 2023, primarily due to a year to date decline of daily spot market rates of suezmax tankers by approximately 18% and the seasonal weakening of tanker market rates following the end of the first half of 2024.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2024 were $43.6 million and $19.7 million, respectively, compared to $48.7 million and $20.0 million, respectively, for the nine months ended September 30, 2023. The $5.1 million decrease in voyage expenses is mainly attributed to the decreased port expenses by approximately $3.9 million due to decreased transit through the Suez Canal and decreased voyage commissions by approximately $1.1 million due to the lower revenues. The $0.3 million decrease in vessels’ operating expenses was primarily due to the slight decrease in the average number of vessels.

•

Drydocking costs for the nine months ended September 30, 2024 and 2023 were $1.5 million and $4.1 million, respectively. This decrease is due to the fact that during the nine months ended September 30, 2024 two tanker vessels underwent drydocking while in the same period of last year three of our product tankers and one of our drybulk carriers underwent drydocking.

•	General and administrative costs for the nine months ended September 30, 2024 and 2023 were $3.9 million and $3.8 million, respectively.

•

Depreciation for the nine months ended September 30, 2024 was $12.5 million, a $0.4 million increase from $12.1 million for the same period of last year, due to the higher carrying amount of our newly acquired vessels.

•	Management fees for the nine months ended September 30, 2024 and 2023 were $1.2 million.

•	Other operating income for the nine months ended September 30, 2024 was $1.9 million and related to the collection of an insurance claim in connection with repairs undertaken in prior years.

•

Net loss on sale of vessel/ Net gain on sale of vessel—related party for the nine months ended September 30, 2024 was $1.6 million and related to the sale of the Aframax tanker Gstaad Grace II to a third party whereas net gain on sale of vessel for the nine months ended September 30, 2023 was $8.2 million and related to the sale of the Aframax tanker Afrapearl II (ex. Stealth Berana) to C3is Inc., a related party.

•

Impairment loss for the nine months period ended September 30, 2024 and 2023 stood at nil and $9.0 million, and related to the spin-off of two drybulk carriers to C3is Inc. The decline of drybulk vessels’ fair values, at the time of the spin off, compared to one year before when these vessels were acquired resulted in the incurrence of impairment loss.

•

Interest and finance costs for the nine months ended September 30, 2024 and 2023 were $0.1 million and $1.8 million, respectively. The $0.1 million of costs for the nine months ended September 30, 2024 relate mainly to the accrued interest expense – related party, in connection with the $14.0 million, part of the acquisition price of our bulk carrier, Neptulus, which is payable by May 2025. The $1.8 million of costs for the nine months ended September 30, 2023 related mainly to $1.3 million of interest charges incurred up to the full repayment of all outstanding loans concluded in April 2023 along with the full amortization of $0.5 million of loan related charges following the repayment of the Company’s outstanding debt.

•

Interest income for the nine months ended September 30, 2024 and 2023 was $6.0 million and $3.8 million, respectively. The increase is mainly attributed to the interest earned from the time deposits held by the Company as well as the $1.6 million interest income – related party for the nine months ended September 30, 2024 in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana) which was received in July 2024. For the nine months ended September 30, 2023, the accrued interest income – related party amounted to $0.6 million.

•

As a result of the above, the Company reported net income for the nine months ended September 30, 2024 of $46.2 million, compared to a net income of $64.7 million for the nine months ended September 30, 2023. The weighted average number of shares outstanding, basic, for the nine months ended September 30, 2024 was 29.0 million. Earnings per share, basic and diluted, for the nine months ended September 30, 2024 amounted to $1.47 and $1.32, respectively, compared to earnings per share, basic and diluted, of $3.59 and $3.05 for the nine months ended September 30, 2023.

•

Adjusted Net Income was $50.6 million corresponding to an Adjusted EPS, basic of $1.61 for the nine months ended September 30, 2024 compared to adjusted net income of $67.2 million, or $3.74 Adjusted EPS, basic, for the same period of last year.

•	EBITDA for the nine months ended September 30, 2024 amounted to $52.9 million while Adjusted EBITDA for the nine months ended September 30, 2024 amounted to $57.2 million.

•	An average of 10.2 vessels were owned by the Company during the nine months ended September 30, 2024 compared to 10.3 vessels for the same period of 2023.

•	As of September 30, 2024, cash and cash equivalents including time deposits amounted to $199.2 million and total debt amounted to nil.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

Fleet Employment Table

As of December 2, 2024, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers(2)
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Time Charter	January 2025
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	August 2027
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers(3)
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	December 2024
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	December 2024
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	December 2024
Fleet Total			711,000 dwt

(1)	Earliest date charters could expire.
(2)	We have contracted to acquire a product tanker, with approximately 40,000 dwt capacity, which is expected to be delivered to us in the first quarter of 2025.
(3)	We have contracted to acquire seven Japanese built drybulk carriers, aggregating approximately 443,000 dwt, which are expected to be delivered to us between January 2025 and May 2025.

CEO Harry Vafias Commented

In spite of an unexciting and seasonally weak quarter, Imperial Petroleum was yet again profitable. Our adjusted net income this quarter was up 141% compared to Q3 23 and our cash increased by 58.7 % compared to the end of the same quarter last year. Since the beginning of the year we have generated a net profit of close to $46 million with a fleet of about 10 vessels. Apart from our ongoing profitability, our financial strength is shown by our cash of about $200 million in conjunction with zero leverage. Market was volatile and weak during Q3 24’and it still remains an unknown how future geopolitical tensions will affect the tanker and broader shipping market overall.

Conference Call details:

On December 2, 2024 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register.vevent.com/register/BI58bf738ae0ac4adfb87e3222819503a9

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of eleven vessels on the water—six M.R. product tankers, two suezmax tankers and three handysize drybulk carriers—with a total capacity of 711,000 deadweight tons (dwt), and has contracted to acquire an additional 40,000 dwt M.R. product tanker and an additional seven drybulk carriers of 443,000 dwt aggregate capacity. Following these deliveries the Company’s fleet will count a total of 19 vessels. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2023 and September 30, 2024.

FLEET DATA	Q3 2023	Q3 2024	9M 2023	9M 2024
Average number of vessels (1)	9.14	10.41	10.34	10.18
Period end number of owned vessels in fleet	9	11	9	11
Total calendar days for fleet (2)	841	958	2,822	2,789
Total voyage days for fleet (3)	745	890	2,692	2,690
Fleet utilization (4)	88.6%	92.9%	95.4%	96.5%
Total charter days for fleet (5)	180	261	898	646
Total spot market days for fleet (6)	565	629	1,794	2,044
Fleet operational utilization (7)	70.5%	65.6%	77.0%	75.5%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before impairment loss, net (gain)/loss on sale of vessel and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net (gain)/loss on sale of vessel and share based compensation.

Adjusted EPS represents Adjusted net income attributable to common shareholders divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine months Period Ended September 30th,
	2023	2024	2023	2024
Net Income - Adjusted Net Income
Net income	12,119,472	10,061,069	64,670,059	46,240,111
Less/Plus net (gain)/loss on sale of vessel	(8,182,777)	—	(8,182,777)	1,589,702
Plus impairment loss	—	—	8,996,023	—
Plus share based compensation	591,259	836,648	1,682,448	2,732,020
Adjusted Net Income	4,527,954	10,897,717	67,165,753	50,561,833
Net income - EBITDA
Net income	12,119,472	10,061,069	64,670,059	46,240,111
Plus interest and finance costs	—	113,471	1,810,769	121,698
Less interest income	(1,697,999)	(2,262,938)	(3,829,145)	(6,036,542)
Plus depreciation	3,453,982	4,290,384	12,144,043	12,525,453
EBITDA	13,875,455	12,201,986	74,795,726	52,850,720
Net income - Adjusted EBITDA
Net income	12,119,472	10,061,069	64,670,059	46,240,111
Less/Plus net (gain)/loss on sale of vessel	(8,182,777)	—	(8,182,777)	1,589,702
Plus impairment loss	—	—	8,996,023	—
Plus share based compensation	591,259	836,648	1,682,448	2,732,020
Plus interest and finance costs	—	113,471	1,810,769	121,698
Less interest income	(1,697,999)	(2,262,938)	(3,829,145)	(6,036,542)
Plus depreciation	3,453,982	4,290,384	12,144,043	12,525,453
Adjusted EBITDA	6,283,937	13,038,634	77,291,420	57,172,442

EPS
Numerator
Net income	12,119,472	10,061,069	64,670,059	46,240,111
Less: Cumulative dividends on preferred shares	(612,538)	(435,245)	(1,668,029)	(1,305,737)
Less: Undistributed earnings allocated to non-vested shares	(462,091)	(437,903)	(2,159,357)	(2,353,108)
Net income attributable to common shareholders, basic	11,044,843	9,187,921	60,842,673	42,581,266
Denominator
Weighted average number of shares	19,754,613	31,383,953	16,928,482	28,995,256
EPS - Basic	0.56	0.29	3.59	1.47

Adjusted EPS
Numerator
Adjusted net income	4,527,954	10,897,717	67,165,753	50,561,833
Less: Cumulative dividends on preferred shares	(612,538)	(435,245)	(1,668,029)	(1,305,737)
Less: Undistributed earnings allocated to non-vested shares	(157,234)	(475,965)	(2,244,895)	(2,579,426)
Adjusted net income attributable to common shareholders, basic	3,758,182	9,986,507	63,252,829	46,676,670

Denominator
Weighted average number of shares	19,754,613	31,383,953	16,928,482	28,995,256
Adjusted EPS, Basic	0.19	0.32	3.74	1.61

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended September 30,		Nine month Periods Ended September 30,
	2023	2024	2023	2024
Revenues
Revenues	29,378,684	33,023,153	153,844,006	121,268,315
Expenses
Voyage expenses	12,206,039	12,558,037	46,806,284	42,046,339
Voyage expenses - related party	358,645	415,715	1,905,444	1,518,099
Vessels’ operating expenses	5,993,408	7,142,040	19,754,593	19,482,856
Vessels’ operating expenses - related party	74,750	79,000	229,083	238,500
Drydocking costs	2,778,264	870,486	4,096,574	1,495,943
Management fees - related party	370,480	421,520	1,242,120	1,227,160
General and administrative expenses	1,294,943	1,215,921	3,761,348	3,899,293
Depreciation	3,453,982	4,290,384	12,144,043	12,525,453
Other operating income	—	—	—	(1,900,000)
Impairment loss	—	—	8,996,023	—
Net loss on sale of vessel	—	—	—	1,589,702
Net gain on sale of vessel - related party	(8,182,777)	—	(8,182,777)	—

Total expenses	18,347,734	26,993,103	90,752,735	82,123,345

Income from operations	11,030,950	6,030,050	63,091,271	39,144,970

Other (expenses)/income
Interest and finance costs	—	(4,534)	(1,810,769)	(12,761)
Interest expense – related party	—	(108,937)	—	(108,937)
Interest income	1,078,279	2,142,734	3,209,425	4,399,902
Interest income – related party	619,720	120,204	619,720	1,636,640
Dividend income from related party	191,667	191,666	212,500	570,833
Foreign exchange (loss)/gain	(801,144)	1,689,886	(652,088)	609,464

Other income, net	1,088,522	4,031,019	1,578,788	7,095,141

Net Income	12,119,472	10,061,069	64,670,059	46,240,111

Earnings per share
- Basic	0.56	0.29	3.59	1.47

- Diluted	0.43	0.27	3.05	1.32

Weighted average number of shares
-Basic	19,754,613	31,383,953	16,928,482	28,995,256

-Diluted	26,506,177	34,263,264	20,181,126	32,435,279

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	September 30,
	2023	2024
Assets
Current assets
Cash and cash equivalents	91,927,512	167,148,589
Time deposits	32,099,810	32,021,300
Receivables from related parties	37,906,821	—
Trade and other receivables	13,498,813	12,488,735
Other current assets	302,773	96,026
Inventories	7,291,123	6,693,024
Advances and prepayments	161,937	289,162

Total current assets	183,188,789	218,736,836

Non current assets
Operating lease right-of-use asset	—	96,317
Vessels, net	180,847,252	212,696,467
Investment in related party	12,798,500	12,798,500

Total non current assets	193,645,752	225,591,284

Total assets	376,834,541	444,328,120

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	8,277,118	5,619,766
Payable to related parties	2,324,334	17,940,113
Accrued liabilities	3,008,500	3,630,476
Operating lease liability, current portion	—	72,704
Deferred income	919,116	974,079

Total current liabilities	14,529,068	28,237,138

Non current liabilities
Operating lease liability, non-current portion	—	23,613

Total non current liabilities	—	23,613

Total liabilities	14,529,068	28,260,751

Commitments and contingencies
Stockholders’ equity
Common stock	332,573	379,786
Preferred Stock, Series A	7,959	7,959
Preferred Stock, Series B	160	160
Treasury stock	(5,885,727)	(8,390,225)
Additional paid-in capital	270,242,635	281,527,442
Retained earnings	97,607,873	142,542,247

Total stockholders’ equity	362,305,473	416,067,369

Total liabilities and stockholders’ equity	376,834,541	444,328,120

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Nine month Periods Ended September 30,
	2023	2024
Cash flows from operating activities
Net income for the period	64,670,059	46,240,111
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,144,043	12,525,453
Amortization of deferred finance charges	474,039	—
Non - cash lease expense	46,859	53,681
Share based compensation	1,682,448	2,732,020
Impairment loss	8,996,023	—
Net (gain)/loss on sale of vessel	(8,182,777)	1,589,702
Unrealized foreign exchange loss on time deposits	—	580,990
Dividend income from related party	(212,500)	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(5,804,281)	1,010,078
Other current assets	41,636	206,747
Inventories	(2,689,405)	598,099
Changes in operating lease liabilities	(46,859)	(53,681)
Advances and prepayments	(343,434)	(127,225)
Due from related parties	(1,505,223)	2,206,821
Increase/(decrease) in
Trade accounts payable	1,191,399	(1,876,732)
Due to related parties	2,865,875	2,253,296
Accrued liabilities	1,230,122	621,976
Deferred income	(827,135)	54,963

Net cash provided by operating activities	73,730,889	68,616,299

Cash flows from investing activities
Proceeds from sale of vessel, net	3,865,890	41,153,578
Acquisition and improvement of vessels	(27,684,795)	(74,593,568)
Increase in bank time deposits	(138,646,650)	(120,331,710)
Maturity of bank time deposits	129,905,200	119,829,230
Proceeds from seller financing	—	35,700,000

Net cash (used in)/provided by investing activities	(32,560,355)	1,757,530

Cash flows from financing activities
Proceeds from equity offerings	27,950,586	—
Proceeds from warrants exercise	—	8,600,000
Stock issuance costs	(303,933)	—
Stock repurchase	(220,571)	(2,504,498)
Dividends paid on preferred shares	(1,515,789)	(1,248,254)
Loan repayments	(70,438,500)	—
Cash retained by C3is Inc. at spin-off	(5,000,000)	—

Net cash (used in)/provided by financing activities	(49,528,207)	4,847,248

Net (decrease)/increase in cash and cash equivalents	(8,357,673)	75,221,077
Cash and cash equivalents at beginning of period	57,506,919	91,927,512

Cash and cash equivalents at end of period	49,149,246	167,148,589

Cash breakdown
Cash and cash equivalents	49,149,246	167,148,589

Total cash and cash equivalents shown in the statements of cash flows	49,149,246	167,148,589